

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Max J. Roberts
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd
Basking Ridge, NJ 07920

>   **Re: Barnes & Noble Education, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 26, 2015**
>   **File No. 333-202298**

Dear Mr. Roberts:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all required exhibits, such as your legal opinion and tax opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective. In this regard, we note that you have not included tax opinions in your exhibit index, however, we believe that these exhibits are required.

2. To the extent comments issued in our review of Barnes & Noble, Inc.'s registration statement on Form S-3 and its annual report on Form 10-K also apply to this registration statement, please revise accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement until we resolve all issues concerning Barnes & Noble, Inc.'s Form 10-K and Form S-3.

In an appropriate place in your prospectus, please explain the mechanism by which the holders of Barnes & Noble's Senior Convertible Redeemable Series J Preferred Stock will be given the option to exchange such security for your Mirror Preferred Stock.

Cautionary Statement Concerning Forward-Looking Statements, page 22

3. Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

The Spin-off

4. Please expand your disclosure to briefly explain how the financial terms of the spin-off were determined, including the ratio you will utilize.

5. In an appropriate place in this section, please elaborate upon the solvency opinion that Barnes & Noble shall receive regarding the effect of the Spin-off.

Results of the Spin-Off, page 26

6. Please expand your disclosure to describe the material assets and liabilities that will be transferred to you.

Financing Arrangements, page 47

7. We note your indication that you are currently a borrower and a co-guarantor of all amounts owing under the B&N Credit Facility. Please state whether you will continue to be an obligor under that facility after the spin-off and quantify those obligations.

Business Overview, page 54

8. As appropriate, please elaborate upon your prospective plans for the business. While we note your discussion of "Strategies" on page 56, it is not clear to us, for example, how many additional stores you plan to open or close and to what extent new store openings are relatively more important to your continued growth. As another example, you mention the launch of Yuzu, however, it is not clear how this platform will help you grow digital sales.

Potential Payments Upon Termination or Change of Control, page 83

9. Please disclose whether the spin-off will be considered a change in control under any executive's employment agreement. If it is a trigger under an employment agreement, please disclose that an appropriate place in your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Attorney Adviser at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director